U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                   Form 12b-25
                           Notification of Late Filing

                                   (Check One):

                [X] Form 10-KSB    [  ] Form 11-K     [  ] Form 20-F
                         [ ] Form 10-QSB   [  ] Form N-SAR


                 Pursuant to Rule 12b-25 (17 CFR 240, 12b-25) of the
                       General Rules and Regulations under the
                          Securities Exchange Act of 1934


                       For Period Ended: December 31, 1997


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
______________________________________________________________________________

Part I - Registrant Information
-------------------------------

     Full Name of Registrant:  WasteMasters, Inc.

     Address of Principal Executive Office:  Promenade II, Suite 2545
                                             1230 Peachtree Street
                                             Atlanta, Georgia 30309


Part II - Rules 12b-25 (b) and (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report or semi-annual report/portion therof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------

[State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.]

     WasteMasters, Inc. appointed Turner, Jones & Associates, p.c. on February 5, 1998, as independent certified public accountants to report on the financial statements for the year ended December 31, 1997.

     The Company has endeavored to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. However, Turner, Jones & Associates, p.c. has been unable to complete the final audit by March 31 due to them not completing the necessary information relating to the Company's investment transaction with Continental Investment Corporation.

Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification

      G. Michael Lawshe             214                   691-1100
     ---------------------      -----------          ------------------
           (Name)               (Area Code)          (Telephone Number)


(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange
     Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12        [X] Yes   [ ] No
     months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant change
     in results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                 [ ] Yes   [X] No
     If so: attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     (See Attachment 1)

WasteMasters, Inc. (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1998        By: /S/ G. Michael Lawshe
                                ----------------------------
                                 G. Michael Lawshe
                                 Corporate Secretary

                             ACCOUNTANT'S STATEMENT


Turner, Jones & Associates, p.c.          108 Center Street North, 2nd Floor
Certified Public Accountants              Vienna, VA 22180-5769
                                          703 242-6500
                                          Fax 703 242-1600

March 31, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC

Gentlemen:

We were appointed by WasteMasters, Inc. on February 5, 1998 as independent certified public accountants to report on the financial statements for the year ended December 31, 1997.

We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. However, we have been unable to complete the final audit by March 31, because of certain legal documents and other information requirements needed to complete the accounting related to the Company's investment transaction with Continental Investment Corporation. This information has just been received and we are in the process of finalizing the audit.

Sincerely,


Stephen M. Turner, CPA
President